EXHIBIT 99.4




                           CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the inclusion of our report dated February 10, 2006 relating to the financial statements which appear in this Form 40-F.


/s/ PricewaterhouseCoopers LLP
---------------------------------
PricewaterhouseCoopers LLP
February 10, 2006